

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 3, 2008

By Facsimile and U.S. Mail

Mr. Larry Wise
Chief Executive Officer
Nitro Petroleum Incorporated
7250 NW Expressway #260
Oklahoma City, Oklahoma 73132

> **Re: Nitro Petroleum Incorporated**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2007**
> **Filed May 18, 2007**
> **Response Letter Dated February 28, 2008**
> **File No. 000-50932**

Dear Mr. Wise:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated February 28, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

General

1.   We note that your Form 8-K filed on June 28, 2007 indicates that the financial statements for three months period ended October 31, 2006 should no longer be relied upon. In addition, your correspondence dated July 3, 2007 and filed on July 25, 2007, indicates that you will file restated financial statements for the fiscal quarter ended October 31, 2006 when all issues are resolved. Your prior correspondence filed on May 14, 2007 and July 25, 2007 also provided draft amendments of Form 10-K/A for the fiscal years ended January 31, 2007 and January 31, 2006 and for the interim period ended October 31, 2006. Please

ensure that your disclosures in the amended filings clearly identify each of the errors resulting in a restatement to the financial statements previously filed with the Commission and specify the fiscal periods for which the amendment applies. If you require further clarification, please contact us at your convenience.

As a reminder, your correspondence dated July 3, 2007 and filed on July 25, 2007 also indicated that you will describe the effect of the restatements on the officer's conclusion regarding the effectiveness of your disclosure controls and procedures.

2.   Please indicate in your supplemental response when you intend to file the applicable amended reports.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief